A special meeting of the fund's shareholders was held on November 14, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Advisor Korea Fund to Fidelity Advisor Emerging Asia Fund in exchange solely for shares of beneficial interest of Fidelity Advisor Emerging Asia Fund and the assumption by Fidelity Advisor Emerging Asia Fund of Fidelity Advisor Korea Fund's liabilities, in complete liquidation of Fidelity Advisor Korea Fund.

	# of Votes	% of Votes
Affirmative	23,280,863.84	76.388
Against	3,355,512.37	11.010
Abstain	3,100,854.39	10.174
Uninstructed	739,973.51	2.428
TOTAL	30,477,204.11	100.000